EXHIBIT 11

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding for the period and, if there are dilutive securities, diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator.

Common stock equivalents include shares issuable upon the exercise of stock options or warrants, net of shares assumed to have been purchased with the proceeds, using the treasury stock method.

	Three Months		Six Months
	June 30,		June 30,
	2005	2004	2005	2004

Basic shares used in the calculation of earnings per share	36,616,764	33,872,955	36,501,117	33,790,603

Effect of dilutive securities:
Stock options	-	1,534,760	-	-
Stock warrants	-	16,669	-	-

Diluted shares used in the calculation of earnings per share	36,616,764	35,424,384	36,501,117	33,790,603

Net income (loss) per share - basic	$(0.03)	$0.00	$(0.01)	$(0.06)

Net income (loss) per share - diluted	$(0.03)	$0.00	$(0.01)	$(0.06)

The following table summarizes the number of shares of common stock for securities that were not included in the calculation of diluted net income (loss) per share because such shares are antidilutive:

	Three Months June 30,		Six Months June 30,
	2005	2004	2005	2004

Stock options	4,914,011	1,024,000	4,914,011	4,688,551
Stock warrants	1,003,311	67,200	1,003,311	124,200
Convertible Revolving Promissory Note	54,557	1,261,136	54,557	1,261,136
Convertible Series A Preferred Stock	515,000	615,000	515,000	615,000
Convertible Series B Preferred Stock	612,000	642,500	612,000	642,500